Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 39-A-I dated November 21, 2008	Term Sheet Product Supplement No. 39-A-I Registration Statement No. 333-155535 Dated May 29, 2009; Rule 433

$
Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund due July 30, 2010

General
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The notes are designed for investors who seek a return of two times the appreciation of the iShares® MSCI Emerging Markets Index Fund up to a maximum total return on the notes that will not be less than 23.00%* or greater than 26.00%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index Fund declines by more than 10%, be willing to lose up to 90% of their principal.

—	Senior unsecured obligations of JPMorgan Chase & Co. maturing July 30, 2010†.
—	Minimum denominations of $1,000 and integral multiples thereof.
—	The notes are expected to price on or about June 25, 2009 and are expected to settle on or about June 30, 2009.

Key Terms

Index Fund:	iShares® MSCI Emerging Markets Index Fund (the “Basket Fund” or “Index Fund”)
Upside Leverage Factor:	2
Payment at Maturity:	If the Final Share Price is greater than the Initial Share Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return multiplied by two, subject to a Maximum Total Return on the notes that will not be less than 23.00%* or greater than 26.00%*. For example, assuming the Maximum Total Return is 23.00%*, if the Fund Return is more than approximately 11.50%, you will receive the Maximum Total Return on the notes of 23.00%*, which entitles you to a maximum payment at maturity of $1,230 for every $1,000 principal amount note that you hold. Accordingly, if the Fund Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Fund Return x 2)]

*The actual Maximum Total Return will be set on the pricing date and will not be less than 23.00% or greater than 26.00%. Accordingly, the actual maximum payment at maturity per $1,000 principal amount note will not be less than $1,230 or greater than $1,260.

Your principal is protected against up to a 10% decline in the Index Fund at maturity. If the Final Share Price is equal to or declines from the Initial Share Price by up to 10%, you will receive the principal amount of your notes at maturity. If the Final Share Price declines from the Initial Share Price by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Index Fund declines beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Fund Return + 10%)]
If the Final Share Price declines from the Initial Share Price by more than 10%, you could lose up to $900 per $1,000 principal amount note.
Buffer	10%, which results in a minimum payment of $100 per $1,000 principal amount note.
Fund Return:	Final Share Price – Initial Share Price
Initial Share Price
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, which is expected to be on or about June 25, 2009.
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date times the Share Adjustment Factor on such date.
Share Adjustment Factor:	1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 39-A-I for further information about these adjustments.
Observation Date:	July 27, 2010†
Maturity Date:	July 30, 2010†
CUSIP:	48123LX90
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-A-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 39-A-I and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 39-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	If the notes priced today and assuming a Maximum Total Return of 23.00%, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $20.00 per $1,000 principal amount note and may use a portion of that commission to allow selling concessions to other dealers of approximately $2.00 per $1,000 principal amount note. The other dealers, in their sole discretion, may forgo some or all of their selling concessions. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $20.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions that may be allowed to other dealers, exceed $25.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-193 of the accompanying product supplement no. 39-A-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

May 29, 2009

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-I dated November 21, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 39-A-I dated November 21, 2008:

http://www.sec.gov/Archives/edgar/data/19617/000089109208005672/e33553_424b2.pdf

—	Prospectus supplement dated November 21, 2008:

http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

—	Prospectus dated November 21, 2008:

http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

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APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Fund Return by two, up to the Maximum Total Return on the notes. The actual Maximum Total Return will be set on the pricing date and will not be less than 23.00% or greater than 26.00%. Accordingly, the actual maximum payment at maturity will not be less than $1,230 or greater than $1,260 per $1,000 principal amount note. The notes may be appropriate for investors anticipating moderate appreciation in the Index Fund during the term of the notes and those seeking to enhance returns through leverage within the specified range of performance in exchange for a Maximum Total Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Final Share Price, as compared to the Initial Share Price, of up to 10%. If the Final Share Price declines by more than 10%, for every 1% decline of the Index Fund beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, the notes will outperform the Index Fund on the downside by virtue of the 10% buffer and you will receive a payment equal to at least $100 per $1,000 principal amount at maturity.

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DIVERSIFICATION OF THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund of iShares®, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index, which we refer to as the Underlying Index. The Underlying Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about the Index Fund, see the information set forth under “The iShares® MSCI Emerging Markets Index Fund” in the accompanying product supplement no. 39-A-I.

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TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes that, subject to the discussion of the “constructive ownership” rules in the following sentence, generate long-term capital gain or loss if held for more than one year. The notes may be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that is in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund or any of the equity securities held by the Index Fund. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-A-I dated November 21, 2008.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Fund Return is positive or negative. Your investment will be exposed to any decline in the Final Share Price, as compared to the Initial Share Price, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-1

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index Fund, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 23.00% or greater than 26.00%.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spread may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Index Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities denominated in such currencies in the Index Fund. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the net asset value of the Index Fund will be adversely affected and the payment at maturity, if any, may be reduced.

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NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities held by the Index Fund or included in the Underlying Index would have.

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THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on the NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the Index Fund’s investment adviser. The Index Fund is subject to management risk, which is the risk that BGFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BGFA may select up to 10% of the Index Fund’s assets to be invested in shares of other iShares® funds that seek to track the performance of equity securities of constituent countries of the Underlying Index. Any of such action could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.

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DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the prices of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

—	the expected volatility of the Index Fund;
—	the time to maturity of the notes;
—	the dividend rate on the equity securities underlying the Index Fund;
—	interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
—	a variety of economic, financial, political, regulatory or judicial events;
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the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Index Fund trade and the correlation between those rates and the prices of shares of the Index Fund;

—	the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor; and
—	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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NON-U.S. SECURITIES RISK — The equity securities that compose the Index Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-2

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index Fund?

The following table, graph and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Share Price of $33.00 and a Maximum Total Return on the notes of 23.00%. The actual Maximum Total Return will be set on the pricing date and will not be less than 23.00% or greater than 26.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Final Share Price	Fund Return	Total Return
$59.400	80.00%	23.00%
$56.100	70.00%	23.00%
$52.800	60.00%	23.00%
$49.500	50.00%	23.00%
$46.200	40.00%	23.00%
$42.900	30.00%	23.00%
$39.600	20.00%	23.00%
$37.950	15.00%	23.00%
$36.795	11.50%	23.00%
$36.300	10.00%	20.00%
$34.650	5.00%	10.00%
$33.825	2.50%	5.00%
$33.000	0.00%	0.00%
$31.350	-5.00%	0.00%
$29.700	-10.00%	0.00%
$28.050	-15.00%	-5.00%
$26.400	-20.00%	-10.00%
$23.100	-30.00%	-20.00%
$19.800	-40.00%	-30.00%
$16.500	-50.00%	-40.00%
$13.200	-60.00%	-50.00%
$9.900	-70.00%	-60.00%
$6.600	-80.00%	-70.00%
$3.300	-90.00%	-80.00%
$0.000	-100.00%	-90.00%

The following graph demonstrates the hypothetical total return on the notes at maturity for a sub-set of the Fund Returns detailed in the table above (-30% to 30%). Your investment may result in a loss of up to 90% of your principal at maturity.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-3

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $33 to a Final Share Price of $34.65. Because the Final Share Price of $34.65 is greater than the Initial Share Price of $33 and the Fund Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 23.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $33 to a Final Share Price of $29.70. Although the Fund Return is negative, because the Final Share Price of $29.70 is less than the Initial Share Price of $33 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund increases from the Initial Share Price of $33 to a Final Share Price of $42.90. Because the Final Share Price of $42.90 is greater than the Initial Share Price of $33 and the Fund Return of 30% multiplied by 2 exceeds the hypothetical Maximum Total Return of 23.00%, the investor receives a payment at maturity of $1,230 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The closing price of one share of the Index Fund decreases from the Initial Share Price of $33 to a Final Share Price of $23.10. Because the Fund Return is negative and the Final Share Price of $23.10 is less than the Initial Share Price of $33 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 10%)] = $800

Example 5: The closing price of one share of the Index Fund decreases from the Initial Share Price of $33 to a Final Share Price of $0. Because the Fund Return is negative and the Final Share Price of $0 is less than the Initial Share Price of $33 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 10%, calculated as follows:

$1,000 + [$1,000 x (-100% + 10%)] = $100

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Emerging Markets Index Fund based on the weekly closing price of one share of the Index Fund from January 2, 2004 through May 22, 2009. The closing price of one share of the Index Fund on May 28, 2009 was $32.78. We obtained the Index Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices set forth in the graph below have been adjusted for a 3-for-1 stock split that was paid on June 8, 2005. The historical closing prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Index Fund on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-4